Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ACHIEVES RECORD FIRST HALF
GROSS AUCTION PROCEEDS OF $2 BILLION
FOR IMMEDIATE RELEASE: August 5, 2011
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the six months ended June 30, 2011 of $43.3 million, or $0.41 per diluted share, and adjusted net earnings of $40.3 million, or $0.38 per diluted share. This compares to net earnings of $38.8 million and adjusted net earnings of $38.0 million, or $0.36 per diluted share, for the six months ended June 30, 2010, representing an 6% increase in adjusted net earnings. Adjusted net earnings is a non-GAAP financial measure and is defined below. The Company’s auction revenues for the first six months of 2011 grew 9% to $203.0 million compared to $186.8 million for the same period in 2010. The Company conducted 105 unreserved industrial auctions in 13 countries throughout North America, Europe, the Middle East, Central America and Australia during the first half of 2011. All dollar amounts in this release are presented in U.S. dollars.
Gross auction proceeds and auction revenues
For the six months ended June 30, 2011, gross auction proceeds were $2.0 billion, 16% higher than the first half of 2010 and the largest first half gross auction proceeds in the Company’s history. Gross auction proceeds is a non-GAAP financial measure and is described below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 10.14% during the first six months of 2011 compared to 10.81% in the first half of 2010. The Company's at risk business, comprised of guarantee and purchase contracts, represented 36% of gross auction proceeds in the first half of 2011.
The Company achieved gross auction proceeds of $1.1 billion for the second quarter of 2011, representing a 21% increase compared to the second quarter of 2010. Auction revenues were $114.5 million for the three months ended June 30, 2011, compared to $103.3 million for the second quarter of 2010, an increase of 11%. The Company’s auction revenue rate was 9.96% for the second quarter of 2011 and 10.86% for the second quarter of 2010.
Quarterly dividend
The Company also announces a 7% increase to its quarterly cash dividend. The quarterly cash dividend of $0.1125 per common share is payable on September 9, 2011 to shareholders of record on August 19, 2011.
Net earnings for the quarter
Net earnings and adjusted net earnings for the quarter ended June 30, 2011 were $26.8 million, or $0.25 per diluted share, compared to net earnings for the three months ended June 30, 2010 of $26.1 million and adjusted net earnings of $25.3 million, or $0.24 per diluted share.
Online bidding statistics
Ritchie Bros. sold over $540 million of equipment, trucks and other assets to online bidders during the first half of 2011, representing a 26% increase compared to the same period in 2010 (2010 — $430 million). Internet bidders comprised approximately 50% of the total bidder registrations at Ritchie Bros. industrial auctions in the first half of 2011. Since launching its real-time online bidding service in 2002, the Company has now sold almost $4.7 billion worth of trucks, equipment, and other assets to online bidders, confirming Ritchie Bros.’ position as the world’s largest seller of used equipment and trucks to online buyers.
Website statistics
There was a 20% increase in the number of unique visitors to rbauction.com for the six months ended June 30, 2011 compared to the same period in 2010. Over 2.0 million unique visitors made 23.3 million equipment searches during the six months ended June 30, 2011 compared to 1.7 million unique visitors and 15.6 million searches, respectively, in the same period in 2010.

Strategic initiatives
The Company launched a range of value-added services for its customers in the USA and Canada on July 1, 2011, with many of these services also available at other auctions around the world. These value added services include the Detailed Equipment Information program, Insurance Services and Powertrain Service Warranty. In addition, the Company launched a new financial services company, Ritchie Bros. Financial Services (RBFS), which provides financing options for customers who purchase equipment at Ritchie Bros. auctions. RBFS currently has five lenders signed up in the USA and seven lenders signed up in Canada to participate in the financing program. The Company expects to complete the roll out of these services to its remaining auction locations around the world in 2012. The Company’s value-added services are designed to extend the appeal of its auctions, enhancing the Company’s ability to retain existing customers and attract new customers. In addition, Ritchie Bros.’ revised administrative fee structure took effect on July 1, 2011 and the Company continues to anticipate a positive impact on its net earnings as a result of these initiatives.
Summary comments
“We are very pleased to have achieved a new company record for gross auction proceeds of $2 Billion for the first half of 2011,” said Peter Blake, Chief Executive Officer, Ritchie Bros. Auctioneers. “Our strong first half results reflect successful execution of our strategy, including the use of our strong balance sheet to secure consignments to our auctions. The used equipment market became more balanced during the period and more equipment owners chose our unreserved auctions to access the global marketplace. We are still seeing uncertainty in some of the jurisdictions in which we operate, and competition for late model used equipment remains intense. This is partly reflected in our auction revenue rate, which was lower in the first half of 2011 than in the prior year. The change is a result of the performance of our at risk business - as anticipated, it returned to a more sustainable performance relative to 2010. At 36% of our gross auction proceeds for the six months ended June 30, 2011, our at risk business increasingly became a tool that allowed us to compete effectively against alternative channels for the sale of late model equipment, which continues to be scarce.”
Mr. Blake continued: “On July 1 we successfully launched a number of new services designed to make our auctions easier and help our customers bid with more confidence, which we expect will make our auctions more appealing to a broader range of equipment owners. We also implemented our revised fee structure. We have a number of auctions under our belt since the launch and have already received a lot of positive feedback from our customers and we are pleased with our customers’ response to our new services and understanding and acceptance of the fee changes.”
Definitions of non-GAAP measures
The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and significant foreign exchange gains or losses resulting from financing activities that are not expected to recur, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Ritchie Bros. offers services that enable the world’s builders to easily and confidently exchange equipment. The Company conducts hundreds of unreserved public auctions each year, selling a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Ritchie Bros. has over 110 locations in more than 25 countries, including 43 auction sites worldwide. The Company maintains a website at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.

Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its financial results for the six months ended June 30, 2011 at 8:00am Pacific Time (11:00am Eastern Time) on August 5, 2011. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; competition in the used equipment market; the impact of new initiatives, services and features on the Company and its customers, and the Company’s long-term growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s online bidding initiatives; economic and other conditions in local, regional and global markets; the Company’s ability to successfully execute its strategic initiatives; customer responses to new services and fees; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010 and for the three and six months ended June 30, 2011, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Condensed Consolidated Interim Income Statements	Six months ended	Six months ended
(Amounts in table and related footnotes are in USD thousands,	June 30, 2011	June 30, 2010
except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds (1)	$2,001,130	$1,723,292

Auction revenues (1)	$202,987	$186,844
Direct expenses (1)	24,214	25,153

	178,773	161,691

Selling, general and administrative expenses:
Depreciation	21,105	15,547
Other selling, general and administrative expenses	101,563	91,238

	122,668	106,785

Earnings from operations	56,105	54,906

Other income (expense):
Foreign exchange gain (loss)	(574)	138
Gain on disposition of property, plant and equipment	3,643	1,231
Other income	2,019	313

	5,088	1,682

Finance income (costs):
Finance income	1,286	1,229
Finance costs	(2,912)	(2,300)

	(1,626)	(1,071)

Earnings before income taxes	59,567	55,517

Income taxes	16,234	16,756

Net earnings (2)	$43,333	$38,761

Net earnings per share	$0.41	$0.37
Net earnings per share — diluted	$0.41	$0.37

Weighted average shares outstanding	105,989,978	105,459,956
Diluted weighted average shares outstanding	106,809,634	106,136,459

Net earnings	$43,333	$38,761
Less: after-tax gain on sale of excess property (2)	(2,995)	(756)

Adjusted net earnings	$40,338	$38,005

Adjusted net earnings per share	$0.38	$0.36
Adjusted net earnings per share — diluted	$0.38	$0.36

(1)	Gross auction proceeds, auction revenues and direct expenses for the six months ended June 30, 2010 include the results of the auction of Apoise for $46,790, $850 and $180 respectively.

(2)	Net earnings for the six months ended June 30, 2011 included total gains of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site. Net earnings for the six months ended June 30, 2010 included total gains of $1,230 ($756 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Houston, Texas permanent auction site.

Condensed Consolidated Interim Income Statements	Three months ended	Three months ended
(Amounts in table and related footnotes are in USD thousands,	June 30, 2011	June 30, 2010
except share and per share amounts)	(unaudited)	(unaudited)

Gross auction proceeds	$1,149,847	$951,634

Auction revenues	$114,524	$103,300
Direct expenses	15,281	14,468

	99,243	88,832

Selling, general and administrative expenses:
Depreciation	10,793	9,138
Other selling, general and administrative expenses	51,690	44,703

	62,483	53,841

Earnings from operations	36,760	34,991

Other income (expense):
Foreign exchange gain (loss)	(87)	568
Gain on disposition of property, plant and equipment	4	1,146
Other income	1,335	591

	1,252	2,305

Finance income (costs):
Finance income	606	618
Finance costs	(1,455)	(1,022)

	(849)	(404)

Earnings before income taxes	37,163	36,892

Income taxes	10,400	10,838

Net earnings	$26,763	$26,054

Net earnings per share	$0.25	$0.25
Net earnings per share — diluted	$0.25	$0.25

Weighted average shares outstanding	106,168,275	105,506,627
Diluted weighted average shares outstanding	106,960,860	106,106,215

Net earnings	$26,763	$26,054
Less: after-tax gain on sale of excess property (1)	—	(756)

Adjusted net earnings	$26,763	$25,298

Adjusted net earnings per share	$0.25	$0.24
Adjusted net earnings per share — diluted	$0.25	$0.24

(1)	Net earnings for the three months ended June 30, 2010 included total gains of $1,230 ($756 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Houston, Texas permanent auction site.

	June 30, 2011	December 31, 2010
Selected Balance Sheet Data (USD thousands)	(unaudited)	(unaudited)

Current assets	$430,628	$182,678
Current liabilities	357,835	137,135

Working capital	$72,793	$45,543

Total assets	$1,151,058	$872,558
Non-current borrowings	$139,157	$135,886
Total shareholders’ equity	$630,383	$579,867

	Six months ended	Six months ended
Selected Operating Data (unaudited)	June 30, 2011	June 30, 2010

Auction revenues as percentage of gross auction proceeds(1)	10.14%	10.81%
Number of consignments at industrial auctions	22,200	19,800
Number of bidders at industrial auctions	192,600	166,800
Number of buyers at industrial auctions	49,000	48,700
Number of lots at industrial auctions	139,400	144,700
Number of permanent auction sites	35	35
Number of regional auction units	8	7
Number of industrial auctions	105	105

	Twelve months ended	Twelve months ended
Average Industrial Auction Data (unaudited)	June 30, 2011	June 30, 2010
Gross auction proceeds	$14.8 million	$15.1 million
Bidder registrations	1,520	1,500
Consignors	171	187
Lots	1,130	1,300

For further information, please contact:
Jeremy Black
Vice President, Business Development
Corporate Secretary
Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com